June 10, 2010

Mr. Gary Todd
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C., 20549-0305
U.S.A.

Re:	Canon Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed March 30, 2010
File No. 001-15122

Dear Mr. Todd:

We respectfully submit this letter in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 28, 2010 with respect to the annual report on Form 20-F of Canon Inc. (the “Company”) for the fiscal year ended December 31, 2009 filed on March 30, 2010 (the “Report”).

Set forth below is our response to the Staff comment. For your convenience, we have restated the comment from the Staff in italicized type and have followed the comment with our response thereto.

Reports of Independent Registered Public Accounting Firm, pages 63 and 64

1.
We note that the audit reports appearing on pages 63 and 64 do not present the signature of the accounting firm. Please amend your filing to include audit reports presenting the conformed signature of your accounting firm. Please note that when you amend a filing the entire text of the amended item must be included in the amendment. Refer to Exchange Rule 12b-15.

Response

We agree with the Staff comment and have filed an amendment to the Report presenting Item 18. The only change to Item 18 is to add the conformed signature of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, to the audit reports. Manually signed originals of the reports were received from Ernst & Young ShinNihon LLC prior to the filing of the Report, and the manually signed originals were the same as the reports included in the Report. The conformed signature was omitted due to a clerical error.

In connection with responding to your comments, we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact Theodore Paradise or Michael Dunn of Davis Polk & Wardwell llp, our outside US counsel, at +81-3-5561-4421 with any questions you may have regarding this letter.

Sincerely yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President and CFO

cc:  Mr. Praveen Kartholy